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                                 SUBSIDIARIES



1. CGI Sales Corporation (a wholly-owned subsidiary of Chatwins Group, Inc. and a Barbados corporation).

2. Klemp de Mexico S.A. de C.V. (a majority-owned subsidiary of Chatwins Group, Inc. and a Mexican corporation).

3.  Shanghai Klemp Metal Products Co., Ltd. (a majority-owned joint venture of
(i) Chatwins Group, Inc., (ii) a Chinese state-owned trade enterprise and
(iii) an independently owned Chinese corporation).